Filed by Simmons First National Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Simmons First National Corporation

Commission File No.: 000-06253